UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2015
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated December 21, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: December 21, 2015

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated December 21, 2015

Exhibit 1

Elbit Systems Provides RUAG Defence with an Advanced Cyber Security Simulator

Haifa, Israel, December 21, 2015 – Elbit Systems Ltd. ("Elbit Systems") (NASDAQ and TASE: ESLT), announced today that its wholly-owned subsidiary, CYBERBIT Ltd. ("CYBERBIT"), was awarded a contract to provide the Switzerland-based company, RUAG Defence, with CYBERBIT's CyberShield - Cyber Security Trainer and Simulator (T&S). The contract is in an amount that is not material to either party, and the T&S will be supplied in the coming months.

The CyberShield Simulator enables users, individually or as a group, to detect, respond and prevent cyber attacks, while experiencing advanced up-to-date attacks under real network protection conditions. The simulator provided to RUAG Defence will also present various network protection scenarios, conduct follow-up debriefing and evaluate the results. The system will enable simultaneous training for multiple users on attacks directed at IT networks as well as industrial control networks (Supervisory Control and Data Acquisition - SCADA) used in most utilities.

RUAG Defence will use the CyberShield Trainer and Simulator as a basis for further development, before integrating it into the company's comprehensive Cyber Training capabilities. RUAG Defence's Cyber Training Services are based on long experience in both the fields of cyber security and training support. Currently, training is offered to military and civilan organisations, and covers a range of needs from technical specialists to senior directors.

Adi Dar, General Manager of CYBERBIT commented: "I am proud that we were selected to supply our cyber T&S to RUAG Defence. The cyber threat on infrastructures is constantly increasing, bearing much potential impact on national as well as enterprises infrastructures. I am pleased that we can contribute and improve the capabilities of enterprises as well as governments to prepare and face this imminent and exponentially growing threat".

Florian Schütz, Program Manager Cyber Training at RUAG Defence commented: "The technology that CYBERBIT delivers adds real value to our exisiting Cyber Training. Though it is only one part of the program, the insights and knowledge the colaboration brings, helps us continuely strengthen our cyber security expertise".

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com, follow us on Twitter or visit our official Youtube Channel

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management's expectations, estimates, projections and assumptions.  Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.